UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-229163 and 333-248479) and Form F-3 (File No. 333-229486, 333-228054 and 333-238731), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

As previously disclosed, on August 30, 2019, CollPlant Biotechnologies Ltd. (the “Company”) entered into a financing agreement with Ami Sagy (the “Agreement”). The Agreement provided that the transactions contemplated thereunder shall occur in three separate closings. As previously disclosed, the first closing date occurred on September 3, 2019 and the third closing date occurred on October 31, 2019.

As a result of the entering into of the previously reported Development, Exclusivity and Option Products Agreement with certain wholly-owned subsidiaries of AbbVie Inc, on February 22, 2021, the Company completed the second closing under the Agreement as a result of which the Company issued to Ami Sagy 250,000 ADSs representing 250,000 ordinary and a warrant to purchase up to 250,000 ADSs representing 250,000 ordinary shares in consideration for $1,000,000. The warrant is exercisable at $4.00 per ADS and has a term of three years from the issuance date. The warrant is subject to adjustments upon certain events, including share splits, share dividends, subsequent rights offerings, and fundamental transactions. In addition, until the three-year anniversary of the first closing date, which occurred on September 3, 2019, in the event of certain subsequent equity issuances at a price that is lower than the then applicable exercise price, the exercise price shall adjust to such lower price.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: February 26, 2021	By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Deputy CEO and Chief Financial Officer

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